United States securities and exchange commission logo





                             September 29, 2022

       Siping Xu
       Chief Executive Officer
       MDJM LTD
       Xikang Road, Heping District, Tianjin
       Suite C-1505, Saidun Center
       People's Republic of China

                                                        Re: MDJM LTD
                                                            Amendment No. 4 to
Registration Statement on Form F-3
                                                            Filed September 2,
2022
                                                            File No. 333-261347

       Dear Mr. Xu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2022 letter.

       Amended Registration Statement on Form F-3

       Selected Condensed Consolidating Financial Schedule, page 14

   1. We have considered your responses to the second and third bullet points in our prior comment 3 and the
revisions to your disclosure. Please further revise your disclosure to clearly state whether
the Company has any immediate plans to settle the intercompany amounts or whether such
amounts will remain outstanding for the foreseeable future.
   2. We note your response to the second bullet in our prior comment 3. In your response you indicate that the
Due from VIE   s subsidiaries    and    Due to VIE from VIE   s subsidiaries
                                                        in the    VIE and its
subsidiaries (PRC) column    represent amounts due from or due to
 Siping Xu
MDJM LTD
September 29, 2022
Page 2
      Migdajiahe. We further note disclosure on the cover page that    VIE
as used in your
      filing refers to    Mingdajihe (Tianjin) Co., Ltd. Please explain why
Migdajiahe, as the
      VIE, is either due amounts from, or owes amounts to, itself.
General

3. We note your response to comment 1 and revised disclosure regarding controlled company status. You state that you "do not intend to avail" yourselves of the corporate governance exemptions. However, you also state that you "may follow certain exemptions." Please revise to clarify the exemptions you plan to follow. To the extent the particular exemptions have not yet been determined, clarify the factors you will consider when making such determination.
4. We note your response to comment 5 and reissue the comment in part. Your revised disclosure on page 8 states that the COVID pandemic has materially and adversely impacted your financial results. However, you also state that the recent lockdowns have had "limited additional direct impact" on your business. Please revise to further clarify in quantitative and qualitative terms how the pandemic has impacted your operations, including to what extent you are materially affected by a limited additional direct impact. In this regard, it appears that the pandemic "primarily" resulted in a 24% decrease in revenues in 2021. Note that where material changes within a line item offset one another, you should separately address the significant contributing factors. Additionally, clarify the extent to which the pandemic and lockdowns constitute known events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.
       You may contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any questions.



                                                            Sincerely,
FirstName LastNameSiping Xu
                                                            Division of
Corporation Finance
Comapany NameMDJM LTD
                                                            Office of Real
Estate & Construction
September 29, 2022 Page 2
cc:       Ying Li, Esq.
FirstName LastName